LAW OFFICES

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ

A PROFESSIONAL CORPORATION

MONARCH PLAZA

SUITE 1600

3414 PEACHTREE ROAD, NE

ATLANTA, GEORGIA 30326

(404) 577-6000

FACSIMILE

(404) 221-6501

Michael Rafter

Direct: 404-443-6702

Fax: 404-221-6501

mrafter@bakerdonelson.com

April 7, 2009

Securities and Exchange Commission

Washington, DC 20549

Attn:	Michael R. Clampitt

Mail Stop 4561

Re:	The Money Tree Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed March 25, 2009

File No. 333-157701

Dear Mr. Clampitt:

We refer to the comment letter dated April 1, 2009, issued by the staff of the Division of Corporation Finance with respect to Amendment No. 1 to the Registration Statement on Form S-1 of The Money Tree Inc. (the “Company”) of the Company’s Series B Variable Rate Subordinated Debentures (the “Debentures”).

For your convenience, we have copied the comments into this letter and included the related response below each comment.

Amendment No. 1 to Registration Statement on Form S-1

Subsequent Events, page 38

Comment:

1.	We note your response to comment 4 in our letter dated March 13, 2009. To the extent the information is available, please revise to disclose cash and cash equivalents as of the most recent practicable date.

Response: We have revised the disclosure in the “Subsequent Events” section of the prospectus to disclose cash and cash equivalents as of the fiscal month ended February 25, 2009, the most recent practicable date. The revised disclosure now reads as follows:

“As of the two-months ended February 25, 2009, we had redeemed $3.1 million in debentures and $0.3 million in demand notes. These include amounts that were redeemed through our subsidiary, The Money Tree of Georgia Inc. Our cash and cash equivalents have decreased by approximately

Securities and Exchange Commission

April 7, 2009

$1.5 million during the two- months ended February 25, 2009 due primarily to these redemptions. Our cash and cash equivalents balance at February 25, 2009 was $3.8 million.”

As we believe this revised disclosure fully addresses your comment, we respectfully request that you clear this comment.

Exhibit 5

Comment:

2.	We note your response to comment 7 in our letter dated March 13, 2009. We also note that the revised opinion is delivered “solely for your benefit.” Counsel may limit reliance on its opinion with regard to purpose, but not person. Please revise accordingly.

Response: Counsel has revised the second to last paragraph of its opinion to limit reliance on its opinion with regard to purpose, but not person. The revised second to last paragraph of counsel’s opinion now reads as follows:

“We do not render any opinions except as set forth above. This opinion letter is being delivered by us in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. By your acceptance of this opinion letter, you agree that it may not be relied upon, circulated, quoted or otherwise referred to for any other purpose without our prior written consent in each instance.”

As we believe this revised disclosure fully addresses your comment, we respectfully request that you clear this comment.

*   *   *

We trust these responses have addressed your comments. Please do not hesitate to let us know any additional questions or comments that the staff may have. We would be pleased to discuss these responses with the staff by telephone if that would be helpful. Thank you for your consideration of these responses.

Very truly yours,

/s/ Michael K. Rafter

For Baker, Donelson, Bearman,

Caldwell & Berkowitz, PC